MILBANK, TWEED, HADLEY & McCLOY LLP

1 CHASE MANHATTAN PLAZA
LOS ANGELES		BEIJING
213-892-4000	NEW YORK, NY 10005	8610-5969-2700
FAX: 213-629-5063		FAX: 8610-5969-2707

WASHINGTON, D.C.	212-530-5000	HONG KONG
202-835-7500		852-2971-4888
FAX: 202-835-7586	FAX: 212-530-5219	FAX: 852-2840-0792

LONDON		SINGAPORE
44-20-7615-3000		65-6428-2400
FAX: 44-20-7615-3100		FAX: 65-6428-2500

FRANKFURT		TOKYO
49-(0)69-71914-3400		813-5410-2801
FAX: 49-(0)69-71914-3500		FAX: 813-5410-2891

MUNICH		SÃO PAULO
49-89-25559-3600		55-11-3927-7700
FAX: 49-89-25559-3700		FAX: 55-11-3927-7777

March 28, 2014

VIA EDGAR, ORIGINAL TO FOLLOW BY U.S. MAIL

Geoff Kruczek
Attorney-Adviser, Office of Mergers and Acquisitions

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549-3628

Re:                             Augusta Resource Corporation
Amended Schedule TO-T filed by HudBay Minerals Inc.
Filed March 14, 2014
File No. 005-82241

Dear Mr. Kruczek:

This letter is written on behalf of our client, HudBay Minerals Inc. (the “Company”), in response to a comment letter to the Company, dated March 20, 2014 (the “Comment Letter”), from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Schedule TO-T, filed by the Company with the Commission on February 11, 2014 (as amended, the “Schedule TO”).  Enclosed herewith is Amendment No. 11 to the Schedule TO (the “Amendment”).  For ease of reference, each comment is printed below in italics and is followed by the Company’s response.  Any capitalized term used but not defined herein has the meaning ascribed to such term in the Offer and Circular dated February 10, 2014, which is Exhibit (a)(1)(i) to the Schedule TO (as previously amended, the “Original Offer and Circular”).

General

1.                                      Please file as correspondence a response letter to the comments we issued to you on March 13, 2014, as supplemented by discussions with us on March 14, 2014.

Response:  On March 24, 2014, the Company submitted a letter in response to the above-referenced oral comments.  The Company amended the Original Offer and Circular in response to the oral comments in the Notice of Variation and Extension filed on March 14, 2014 as Exhibit (a)(1)(xxvi) to the Schedule TO.

2.                                      We note the disclosure in your original offer materials that you intend to delist and deregister Augusta shares after the offer.  Please discuss the effect of the waiver of the Minimum Tender Condition on your ability to effect such delisting and deregistration.

Response:  Although the Company has waived the Minimum Tender Condition, the objective of the Offer continues to be to enable the Company to acquire, on the terms and subject to the remaining conditions of the Offer, all of the issued and outstanding Augusta Shares.  If the Company acquires sufficient Augusta Shares pursuant to the Offer or  through a Compulsory Acquisition or Subsequent Acquisition Transaction, it would intend to delist the Augusta Shares from the TSX, NYSE MKT and FWB and to cause Augusta to cease to be a reporting issuer under the securities laws of each of the provinces of Canada in which it has such status and to cease to be a public company in the United States and Germany.  If the Company does not acquire a sufficient number of Augusta Shares, it would be unable to cause the delisting of the Augusta Shares or to cause Augusta to cease to be a reporting issuer.  The Company has revised the disclosure on pages (vii), 4, 33 and 56 of the Original Offer and Circular in response to the Staff’s comment.

3.                                      In light of the waiver of the Minimum Tender Condition, please revise to clarify that those who tender will benefit from a future ownership stake in Augusta only to the extent of your ownership of Augusta following completion of the offer.  Also revise to discuss the effect of the waiver on your ability to facilitate completion of the Rosemont Project.

Response:  The Company has revised the disclosure on pages (vii), 3-4, 32 and 33 of the Original Offer and Circular in response to the Staff’s comment.

4.                                      We note the disclosures regarding “exclusive jurisdiction of the courts of the Province of Ontario and the courts of appeal therefrom.”  Please revise to clarify that the United States federal securities laws also apply to the offer and the courts of the United States also have jurisdiction over matters related to the offer with respect to the application of the federal securities laws.

Response:  The Company has revised the disclosure on page 24 of the Original Offer and Circular and page 13 of the Letter of Transmittal in response to the Staff’s comment.

Item 10. Financial Statements

5.                                      The pro forma financial statements included in the original offer circular are premised on a scenario whereby you would acquire all Augusta shares through the offer and a subsequent second-step transaction.  However, with the waiver of the Minimum Tender Condition, this may not be the case.  What consideration have you given to updating the pro formas to reflect a range of different outcomes in the offer?  This would appear to be material information.  If you disagree, tell us why in your response letter.

Response:  In response to the Staff’s comment, the Company is preparing pro forma financial statements to reflect circumstances where the Company holds 33% and 51% of Augusta Shares, and will amend the Original Offer and Circular to include the updated pro forma financial statements as soon as they are completed.

Item 12. Exhibits

6.                                      We note the statements in Exhibit (a)(1)(xxvii) that you plan to apply to cease trade the Augusta rights plan.  Please revise the offer document to clearly and prominently disclose this information, the number of shares tendered to date, as well as the fact that you will not take up and pay for any tendered shares unless and until your application is successful.

Response:  The Company has revised the disclosure on the inside front cover and pages 9 and 35 of the Original Offer and Circular in response to the Staff’s comment.

Additional Information

The Company acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you need further information or wish to discuss these matters further, please do not hesitate to contact me at 212-530-5026 or mmandel@milbank.com.

Very truly yours,
/s/Mark Mandel
Mark L. Mandel

Copies to:                                         Patrick Donnelly, HudBay Minerals Inc.

Mark Haber, HudBay Minerals Inc.

Kari MacKay, Goodmans LLP

Enclosure